

May 22, 2014

Via E-Mail
Brian Ross
Chief Executive Officer
Accelerize New Media, Inc.
20411 SW Birch Street, Suite 250
Newport Beach, California 92660

> **Re: Accelerize New Media, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 24, 2014**
> **File No. 333-195494**

Dear Mr. Ross:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Plan of Distribution, page 6

1.   We note your discussion that you may sell common stock pursuant to an "equity line of credit" that would be described in a Current Report on Form 8-K at a future date. We further note your statement that "this prospectus … also covers the resale of those shares from time to time by the equity line purchaser to the public." Please be advised that should you enter into an equity line agreement, information regarding that agreement must be filed in a prospectus supplement. Furthermore, it does not appear that you may rely on this registration statement with respect to the resale of the shares by the equity line purchaser to the public. Please revise your filing accordingly.

Form 10-K for fiscal year ended December 31, 2013

Item 9A. Controls and Procedures, page 22

2. Please explain to us how your management concluded that your disclosure controls and procedures were effective as of December 31, 2013, notwithstanding management's conclusion that your internal control over financial reporting was not effective due to several material weaknesses as of the same date. In this regard, we note that in your Form 10-K for the fiscal year ended December 31, 2012, you identified the same material weaknesses in internal control over financial reporting, as a result of which management concluded that both your internal control over financial reporting and your disclosure controls and procedures were not effective. We note further that you do not appear to have disclosed in your periodic reports for fiscal 2012 or 2013 any changes in internal control over financial reporting that would explain how management determined that your disclosure controls and procedures (which were previously ineffective) became effective. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 460 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or, in her absence, the undersigned at (202) 551-3735 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

Via E-mail
Robert V. Condon III, Esq.
Sullivan & Worcester LLP